UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Jones Apparel Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

480074103
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480074103

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 480074103

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 480074103

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 480074103

1	Names of Reporting Persons. DME Advisors GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 480074103

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 480074103

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to the Schedule 13G relating to shares of common stock, par value $0.01 (“Common Stock”), of Jones Apparel Group, Inc., a Pennsylvania corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on March 16, 2009.  This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Common Stock of the Issuer, purchased by Greenlight for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners for which Greenlight Inc. acts as investment manager, and (iv) the managed account for which Advisors acts as investment manager.

This Amendment is being filed to amend and restate Items 4 and 5 as follows:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

None

Item 4(b)	Percent of Class:

0.0%

Item 4(c)   Number of shares as to which each such person has voting and dispositive power:

None

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

CUSIP No. 480074103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 16, 2010

Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors, L.P.

By: DME Advisors GP, L.L.C.
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on March 16, 2009 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.